Exhibit 3.2.2

ARTICLE 3 OF THE BYLAWS OF LEGGETT & PLATT, INCORPORATED, AS AMENDED THROUGH NOVEMBER 10, 2011, MARKED TO SHOW CHANGES FROM THE PRIOR BYLAW PROVISIONS, AS AMENDED THROUGH AUGUST 7, 2008

ARTICLE 3. OFFICERS

Section 3.1 Officers. ~~(a) The Board of Directors shall elect the principal executive officers of the Corporation: the Chairman of the Board, the Chief Executive Officer, the President, one or more Vice Presidents (who may also be called Executive Vice President, Senior Executive Vice President, Group Vice President, Division Vice President or the like), the Secretary and the Treasurer. (b) The Board of Directors may elect, or the Chairman of the Board or the Chief Executive Officer may appoint, such other officers, including, without limitation, a Chief Financial Officer, a General Counsel, a Controller, a Director of Internal Audit, Vice Presidents and Assistant or Associate Officers, as may be deemed necessary or appropriate from time to time. (c)~~ The officers of the Corporation may include the Board Chair, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the President, one or more Vice Presidents, the Secretary, the Treasurer, and such other officers, assistant or deputy officers as may be appointed from time to time. Any two or more offices may be held by the same person. The officers of the Corporation shall have such authority and shall perform such duties as are customarily incident to their respective offices or as shall be specified from time to time by the Board of Directors or ~~the Chairman of~~ the Board Chair, regardless of whether such authority and duties are customarily incident to such office.

Section 3.2 Appointment. The officers of the Corporation shall be appointed by the Board of Directors. The Board of Directors may delegate its authority to appoint one or more officers to the Chief Executive Officer; provided, however, that the authority to appoint the Board Chair, the Chief Executive Officer, the President and the Secretary shall not be delegated. Each officer shall hold office until his or her death, resignation, retirement or removal or until such officer’s successor is appointed.

Section 3.3 ~~3.2~~ Removal. Any officer may be removed by the Board of Directors at any time, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. In addition, any officer which the Chief Executive Officer has the authority to appoint ~~under Section 3.1(b)~~ may be removed by the Chief Executive Officer at any time, with or without cause. Election or appointment of an officer shall not of itself create contract rights.